AM
6-10-2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 8 2003
DIVISION OF MARKET REGULATION

SECURITIES [...] SION



03054212

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SEC FILE NUMBER
8-35658

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dowling + Partners Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Managing Member of
Dowling & Partners Securities, LLC

In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in member equity and cash flows present fairly, in all material respects, the financial position of Dowling & Partners Securities, LLC at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2003

Dowling & Partners Securities, LLC
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 6,583,589	$ 3,831,774
Deposits with clearing organization	201,297	205,449
Commissions receivable	623,452	456,494
Syndicate designation receivable	1,857,426	2,361,233
Securities owned, at fair value (Note 2)	5,762,075	10,505,840
Fixed assets (Note 3)	443,536	455,405
Receivable from Parent Company (Note 6)	2,143,700	-
Other assets	251,340	54,022
Total	$ 17,866,415	$ 17,870,217
Liabilities and Capital		
Liabilities		
Incentive compensation payable	$ 4,419,222	$ 2,742,666
Accounts payable and accrued expenses	633,677	404,379
Distribution payable to Parent Company	1,773,079	3,779,856
Deferred revenue	395,012	943,316
Total liabilities	7,220,990	7,870,217
Member equity	10,645,425	10,000,000
Total	$ 17,866,415	$ 17,870,217

The accompanying notes are an integral part of these financial statements.

Dowling & Partners Securities, LLC
Notes to Financial Statements
December 31, 2002 and 2001

1. Summary of Significant Accounting Policies

Business
Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut. Dowling & Partners Securities initiates securities transactions for a variety of institutional clients on a fully disclosed basis. Dowling & Partners Securities is registered with the Securities and Exchange Commission (SEC) and is a member of the NASD and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

On January 1, 2002 all of the Membership Interests of the Company were contributed to Dowling & Partners Holdings, LLC (the "Parent Company") and a portion of the company's various types of capital were distributed to the Parent Company. The capital contributed to the Parent Company was in the form of not readily marketable securities and was transferred over at carrying value due to the fact that both entities have common ownership interests.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts due from banks and cash on hand with the Company's clearing broker.

Fixed Assets
Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between these methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material.

Securities
Securities owned and securities sold, but not yet purchased, are recorded on a trade date basis and consist of corporate stocks which are classified as trading securities and reported at fair value. The resulting difference between cost and fair value is reported in earnings. For marketable securities, fair values are generally based upon quoted market prices, whereas for non-marketable securities, management estimates cost to approximate the fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and results of operations for each year. Actual results could differ from those estimates.

Revenue Recognition
Commissions and expenses resulting from securities transactions initiated for customers are recorded on a trade date basis. Securities transactions in the Company's accounts are also recorded on a trade date basis. Investment banking revenue is recorded as follows: management fees on the offering date, sales concessions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Dowling & Partners Securities, LLC
Notes to Financial Statements
December 31, 2002 and 2001

Income Taxes
The Parent Company made an election to be taxed as a limited liability company for income tax purposes. This election provides for net income or loss of the Parent to be reported on the personal income tax returns of the members. As a result, the Company pays no income tax on its income and receives no income tax benefit from its losses that it provides the Parent Company.

2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consist of marketable and not readily marketable securities. Securities owned consist of the following as of December 31:

	2002		2001	
	Owned	Sold Not Yet Purchased	Owned	Sold Not Yet Purchased
Equities	$ 5,680,775	$ -	$ 5,405,940	$ -
Limited partnership	-	-	308,600	-
Equities not readily marketable, at estimated fair value	81,300	-	4,791,300	-
	$ 5,762,075	$ -	$ 10,505,840	$ -

3. Fixed Assets

Fixed assets consist of the following at December 31:

	2002	2001
Equipment	$ 389,208	$ 288,645
Furniture and fixtures	744,171	713,983
Leasehold improvements	13,179	7,055
	1,146,558	1,009,683
Accumulated depreciation	(703,022)	(554,278)
Total	$ 443,536	$ 455,405

4. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2002 and 2001, uninsured cash and cash equivalent balances aggregated $6,483,589 and $3,731,774, respectively.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom they conduct business. The carrying broker has a lien on all assets of the Company. The Company maintains a required deposit of at least $200,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

5. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

At December 31, 2002, the Company had net capital of $5,123,178 and a minimum net capital requirement of $460,473. The ratio of aggregate indebtedness to net capital was 1.35 to 1 at December 31, 2002.

6. Related Party Transactions

The Company currently leases office space from an entity owned by certain of the Company's members. Rent expense amounted to $203,960 and $157,000 during 2002 and 2001, respectively.

The Company and a related entity jointly produce a research publication. Included in revenues are $2,898,950 and $2,462,374 and included in expenses are $1,908,297 and $1,560,000 in 2002 and 2001, respectively, related to this publication. The Company terminated its agreement to jointly produce this research publication as of December 31, 2002 resulting in a payment of $1,000,000 of deferred revenue to the related entity.

The Company had an investment in a limited partnership agreement with an affiliated entity in the amount of $308,600 at December 31, 2001. This investment was transferred to the Parent Company on January 1, 2002.

Dowling & Partners Securities, LLC
Notes to Financial Statements
December 31, 2002 and 2001

The receivable from the Parent Company on the balance sheet at December 31, 2002 relates to a capital contribution from the Parent Company. This receivable was settled in cash on January 28, 2003.

7. Credit Facility Investment

On January 1, 2002, the Company made an investment in an overseas company in the form of a credit facility forming part of the overseas company's capital base. This investment gives the Company the right to and liability for its proportional interest in the profits and losses of the overseas company. The credit facility can be drawn down or otherwise realized to meet losses of the overseas company. All profits of the overseas company available for distribution will be paid to the Company in the form of a dividend. The Company's investment in the overseas company (in the form of a credit facility) is $3,300,000. This investment was transferred to the Parent Company on January 1, 2002.